Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital:

Total stockholder's equity from statement of financial
condition qualified for net capital $ 1,437,592

Total nonallowable assets:

Distribution fees receivable	(126,444)
Deferred tax asset	(36,131)
Current tax recoverable	(2,411)
	(164,986)

Haircut on securities (30,407)

Net capital 1,242,199

Computation of aggregate indebtedness – Total liabilities 360,442

Net capital requirement (greater of 6.67% of aggregate indebtedness
or $250,000) 250,000

Excess net capital 992,199

Net capital less greater of 10% of aggregate
indebtedness or 120% of minimum dollar requirements 942,199

Ratio of aggregate indebtedness to net capital .29 to 1

Note: There are no material differences between the computation presented above and the computation
of net capital under Rule 15c3-1 as of December 31, 2015 filed by Investors in its Form X-17A-5
on January 27, 2016.

See accompanying report of independent registered public accounting firm.